Exhibit 10.1

Asset Purchase Agreement

By and Among

Zoned Properties, Inc.,

Zoned Arizona Properties, LLC,

ZP RE AZ Dysart, LLC,

ZP RE Holdings, LLC

and

BPB Partners, LLC

i

ii

Asset Purchase Agreement

This Asset Purchase Agreement (this “Agreement”) is dated as of January 15, 2026 (the “Effective Date”), and is entered into by and among Zoned Properties, Inc., a Nevada corporation (“Seller”); and Zoned Arizona Properties, LLC, and Arizona limited liability company (“Zoned Arizona”); ZP RE AZ Dysart, LLC, an Arizona limited liability company (“Dysart”); and ZP RE Holdings, LLC, an Arizona limited liability company (“RE Holdings”) (each of Zoned Arizona, Dysart and ZP RE Holdings, a “Real Property Seller” and collectively, the “Real Property Sellers” and, together with Seller, the “Seller Parties” and each, a “Seller Party”); and BPB Partners, LLC, an Arizona limited liability company (“Buyer”). Each Seller Party and Buyer may be referred to herein individually as a “Party” and collectively as the “Parties”.

BACKGROUND

WHEREAS, the Seller Parties are involved in the business (the “Business”) as described in the SEC Reports (as defined below) and in connection therewith own the Assets (as defined below);

WHEREAS, Buyer desires to acquire from Seller Parties the Business and the Assets, in each case related to the operations of the Business, as further set forth herein;

NOW THEREFORE, in consideration of the foregoing and the representations, warranties, covenants, agreements and conditions contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties hereto agree as follows:

Article I. Definitions and Interpretation

Section 1.01 Definitions. In addition to the other terms defined herein, the following terms shall have the following meanings:

(a)	“Acquisition Inquiry” means an inquiry, indication of interest or request for nonpublic information that could reasonably be expected to lead to an Acquisition Proposal.

(b)	“Acquisition Proposal” is any formal indication, letter of intent, term sheet, or similar proposal to pursue an Acquisition Transaction on certain terms contained therein.

(c)	“Acquisition Transaction” means any transaction or series of related transactions with a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) concerning any (i) merger, consolidation, business combination, share exchange, joint venture or similar transaction involving Seller pursuant to which such Person or “group” would own 5% or more of the consolidated assets, revenues or net income of Seller, (ii) sale, lease, license or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture or otherwise, of assets of Seller representing 5% or more of the consolidated assets, revenues or net income of Seller, (iii) issuance or sale or other disposition (including by way of merger, consolidation, business combination, share exchange, joint venture or similar transaction) of any Equity Securities of Seller, (iv) transaction or series of transactions in which any Person or “group” would acquire beneficial ownership or the right to acquire beneficial ownership of any Equity Securities of Seller, including without limitation any of Transferred Shares, (v) action to make the provisions of any “fair price”, “moratorium”, “control share acquisition”, “business combination” or other similar anti-takeover statute or regulation inapplicable to any transaction, or (vi) any combination of any of the foregoing.

(d)	“Action” means any action, suit, arbitration, proceeding or investigation by or before any court, any governmental or other regulatory or administrative agency or commission or any arbitration tribunal.

(e)	“Affiliate” of any specified Person means any other Person directly or indirectly Controlling or Controlled by or under direct or indirect common Control with such specified Person.

(f)	“Business Day” means any day except Saturday, Sunday or any day on which banks are generally not open for business in the State of Nevada.

(g)	“Buyer Fundamental Representations” means the representations and warranties of Buyer as set forth in Section 5.01 and Section 5.02.

(h)	“Code” means the United States Internal Revenue Code of 1986, as amended, and the rules and regulations thereunder.

(i)	“Contracts” means any written agreement, arrangement or legally enforceable commitment (including any purchase orders, statements of work, or other similar documents) to which the any Seller Party is a party or is bound as of the Closing Date that is related to the Business.

(j)	“Control” means, when used with respect to any specified Person, the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

(k)	“Employment Agreement” means any employment contract, consulting agreement, termination or severance agreement, salary continuation agreement, change of control agreement, non-compete agreement or any other agreement respecting the terms and conditions of employment or payment of compensation, or of a consulting or independent contractor relationship in respect to any current or former officer, employee, consultant or independent contractor for which any Seller Party has any obligation.

(l)	“Equity Security” means, in respect of any Person, (a) any capital stock or similar security, (b) any security convertible into or exchangeable for any security described in clause (a), (c) any option, warrant, or other right to purchase or otherwise acquire any security described in clauses (a), (b), or (c), and, (d) any “equity security” within the meaning of the Exchange Act.

(m)	“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

(n)	“GAAP” means generally accepted accounting principles in the United States, consistently applied.

(o)	“Governmental Entity” means any federal, state, local or foreign government, any political subdivision thereof, or any arbitrator, court, administrative or regulatory agency, department, instrumentality, body or commission or other governmental authority or agency, domestic or foreign.

(p)	“Indebtedness” means, without duplication, with respect to any Person, all obligations (including all obligations in respect of principal, accrued interest, penalties, breakage costs, fees and premiums) of such Person (a) for borrowed money; (b) evidenced by notes, bonds, debentures, factoring, hedging or swap arrangements or similar contracts or instruments; (c) for the deferred purchase price of assets, property, goods or services (other than trade payables, or accruals incurred in the Ordinary Course), including earn-out payments, and with respect to any conditional sale, title retention, consignment or similar arrangements; (d) under capital leases or leases that are or will be required to be capitalized in accordance with GAAP; (e) for any unpaid severance owed to former employees or any deferred compensation payments (including the employer portion of any employment or payroll taxes related thereto); (f) any accrued but unpaid Tax liability; (g) for deferred revenue; (h) for any customer deposits or credits; (i) by which such Person assured a creditor against loss, including letters of credit and bankers’ acceptances, in each case to the extent drawn upon or payable and not contingent; (j) secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on any property owned by such Person in the Ordinary Course; (k) for amounts payable with respect to accrued or unaccrued warranty claims; (l) for any accrued unpaid bonuses; (m) for any dividends or distributions payable or loans/advances payable to any shareholder of the Seller or any of its Affiliates which are not yet paid; (n) in respect of any financial hedging arrangements, interest rate protection agreements, foreign currency exchange agreements or other interest or exchange rate hedging arrangements; and (o) in the nature of guarantees of the obligations described in clauses (a) through (n) above of any other Person.

(q)	“Intellectual Property” means any or all of the following and all intellectual property and proprietary rights, registered or unregistered, arising out of or associated therewith: (i) all United States of America, international and foreign patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (ii) all inventions (whether patentable or not), invention disclosures, improvements, mask works, trade secrets, proprietary information, know-how, technology, technical data and customer lists, and all documentation relating to any of the foregoing throughout the world; (iii) all works of authorship (whether copyrightable or not), all copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto throughout the world; (iv) all industrial designs and any registrations and applications therefor throughout the world, including the goodwill connected with the use of and symbolized by the foregoing; (v) all internet uniform resource locators, domain names, social media profiles and identifiers, web addresses and websites, trade names, logos, slogans, designs, trade dress, common law trademarks and service marks, trademark and service mark and trade dress registrations and applications therefor throughout the world; (vi) all computer software, databases and data collections and all rights therein throughout the world; (vii) all moral and economic rights of authors and inventors, however denominated, throughout the world; and (viii) any similar or equivalent rights to any of the foregoing anywhere in the world.

(r)	“Knowledge of the Seller” means the actual knowledge of any director or executive officer of Seller, without any duty to investigate.

(s)	“Laws” mean all statutes, laws, rules, codes, regulations, rulings, restrictions, ordinances, orders, decrees, approvals, directives, judgments, injunctions, writs, awards and decrees of, or issued by, any Governmental Entity.

(t)	“Liens” mean all mortgages, liens, pledges, security interests, charges, claims, restrictions and encumbrances of any nature whatsoever.

(u)	“Material Adverse Effect” means any event, occurrence, fact, condition or change that is, or could reasonably be expected to become, individually or in the aggregate, materially adverse to (a) the business, results of operations, condition (financial or otherwise) or assets of the affected Party, or (b) the ability of the affected Party to consummate the Transactions on a timely basis; provided, however, that “Material Adverse Effect” shall not include any event, occurrence, fact, condition, or change, directly or indirectly, arising out of or attributable to: (i) any changes, conditions or effects in the United States economy or securities or financial markets in general; (ii) changes, conditions or effects that generally affect the industries in which the affected Party operates; (iii) any change, effect or circumstance resulting from an action required or permitted by this Agreement; or (iv) conditions caused by acts of terrorism or war (whether or not declared); provided further, however, that any event, occurrence, fact, condition, or change referred to in clauses (i), (ii) or (iv) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on the affected Party compared to other participants in the industries in which the affected Party conducts its business.

(v)	“Membership Interests” means the membership interests of the Subsidiaries.

(w)	“Non-Assignable Contracts” means a contract included in the Assumed Contracts that requires third party consents for assignment that has not been obtained by the applicable Seller Party as of the Closing, despite its commercially reasonable efforts to do so.

(x)	“NRS” means the Nevada Revised Statutes, as in place from time to time.

(y)	“Order” means any decree, order, judgment, writ, award, injunction, rule or consent of or by a Governmental Entity.

(z)	“Ordinary Course” means the ordinary course of business consistent with past practice of the Seller with respect to the Business.

(aa)	“Organizational Documents” means, with respect to any Person, its certificate of incorporation or articles of incorporation, bylaws, memorandum and articles of association, operating agreement or similar organizational documents, in each case, as amended.

(bb)	“Permitted Liens” means (i) Liens for Taxes not yet due and payable, (ii) statutory Liens of landlords, (iii) Liens of carriers, warehousemen, mechanics, materialmen and repairmen incurred in the Ordinary Course and not yet delinquent; and (iv) all obligations pursuant to the Assumed Contracts to the extent arising following the Closing.

(cc)	“Person” means any individual, corporation, partnership, joint venture, limited liability company, trust, unincorporated organization or Governmental Entity.

(dd)	“Representatives” means, as to any Person, such Person’s Affiliates and the respective managers, directors, officers, employees, independent contractors, consultants, advisors (including financial advisors, counsel and accountants), agents and other legal representatives of such Person or its Affiliates.

(ee)	“SEC Reports” means the filings and reports made by the Seller with the SEC.

(ff)	“SEC” means the United States Securities and Exchange Commission.

(gg)	“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

(hh)	“Seller Fundamental Representations” means the representations and warranties as set forth in Section 4.01 and Section 4.02.

(ii)	“Seller Material Adverse Effect” means a Material Adverse Effect on Seller, or a Material Adverse Effect on any of the Assets or on Assumed Liabilities.

(jj)	“Seller Transaction Expenses” means all costs and expenses of the Seller Parties arising or incurred in connection with the negotiation, preparation, investigation and performance of this Agreement, the Transaction Documents related thereto and the Transactions hereunder, including fees and expenses of counsel, accountants, consultants, advisers and others.

(kk)	“Subsidiaries” means the entities as set forth in Section 2.02(b), Section 2.02(c), Section 2.02(d), Section 2.02(e), Section 2.02(f), and Section 2.02(g).

(ll)	“Taxes” means all taxes, assessments, charges, duties, fees, levies and other governmental charges (including interest, penalties or additions associated therewith), including income, franchise, capital stock, real property, personal property, tangible, withholding, employment, payroll, social security, social contribution, unemployment compensation, unclaimed property, escheat, disability, transfer, sales, use, excise, license, occupation, registration, stamp, premium, environmental, customs duties, alternative or add-on minimum, estimated, gross receipts, value-added and all other taxes of any kind imposed by any Governmental Entity.

(mm)	“Transaction Documents” means this Agreement, the Bill of Sale, and any other agreement entered into by and between the Parties hereunder or with respect to the Transactions and the consummation thereof.

(nn)	“Transactions” means the transactions as contemplated by the Transaction Documents.

(oo)	“United States” means the United States of America.

Section 1.02 Interpretation. Unless the express context otherwise requires (i) the words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (ii) terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa; (iii) the terms “Dollars” and “$” mean United States Dollars; (iv) references herein to a specific Section, Subsection, Recital or Exhibit shall refer, respectively, to Sections, Subsections, Recitals or Exhibits of this Agreement; (v) wherever the word “include,” “includes,” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”; (vi) references herein to any gender shall include each other gender; (vii) references herein to any Person shall include such Person’s heirs, executors, personal Representatives, administrators, successors and assigns; provided, however, that nothing contained in this Section 1.02 is intended to authorize any assignment or transfer not otherwise permitted by this Agreement; (viii) references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity; (ix) references herein to any Contract or agreement (including this Agreement) mean such Contract or agreement as amended, supplemented or modified from time to time in accordance with the terms thereof; (x) with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”; (xi) references herein to any Law or any license mean such Law or license as amended, modified, codified, reenacted, supplemented or superseded in whole or in part, and in effect from time to time; and (xii) references herein to any Law shall be deemed also to refer to all rules and regulations promulgated thereunder.

Article II. The Transactions.

Section 2.01 Purchase and Sale. Subject to the terms and conditions of this Agreement, on the Closing Date (as defined below) the Seller Parties will grant, sell, assign, transfer, convey and deliver to Buyer, and Buyer will purchase and acquire from the Seller Parties, free and clear of all Liens, other than Permitted Liens, all of the Seller Parties’ rights, title and interest in and to the Business and the Assets (as defined below), and Buyer will assume the Assumed Liabilities (as defined below).

Section 2.02 Assets. The “Assets” means all of the assets, properties and rights of the Seller Parties, subject to modification as set forth in Section 2.06 and Section 2.07, and other than the Excluded Assets:

(a)	The title and interests in the real property held by each Real Property Seller at the location set forth below next to the name of such Real Property Seller, including all rights and obligations relating to each of the following:

(i)	410 S. Madison Drive, Tempe, Arizona, held by Zoned Arizona;

(ii)	13150 W. Bell Road, Surprise, Arizona, held by Dysart, LLC;

(iii)	3455 S. Ashland Avenue, Chicago, Illinois, held by RE Holdings;

(b)	Seller’s 100% membership interests in RE Holdings, LLC;

(c)	Seller’s 100% membership interests in Zoned Properties Brokerage, LLC;

(d)	Seller’s 100% membership interests in ZP Brokerage FL, LLC

(e)	Seller’s 100% membership interests in ZP Data Platform 2, LLC;

(f)	Seller’s 5% membership interests in ZP Ohio B, LLC;

(g)	Seller’s 50% membership interests in Zoneomics Green, LLC;

(h)	all rights under all Contracts;

(i)	all Intellectual Property of the Seller Parties (the “Assigned Intellectual Property”);

(j)	copies of all information, files, correspondence, records, data, plans, reports, contracts, recorded knowledge, including customer, supplier, member, price and mailing lists, and all accounting or other books and records of the Seller in whatever media retained or stored, including computer programs and disks, in each case as relating to the Business (collectively, “Purchased Records”);

(k)	any security deposits paid by the tenants of the Seller Parties’ properties, the repayment of which will become the obligation of the Buyer in connection with the acquisition of the Assets;

(l)	the assets as referenced in Section 2.06, as applicable;

(m)	the assets as referenced to be included in the Assets in Section 2.07, as applicable;

(n)	all prepaid expenses, credits, advance payments, claims, security, refunds, rights of recovery, rights of set-off, rights of recoupment, deposits, charges, sums and fees;

(o)	the billed and unbilled accounts receivable, and any security, claim, remedy or other right related thereto, and all correspondence with respect thereto including all trade accounts receivable, notes receivable from customers, vendor credits, book debts and other forms of obligations owed with respect to sales of goods or services of the Seller, whether or not evidenced by a note;

(p)	all equipment, machinery, furniture, fixtures and improvements wherever located owned by the Seller Parties; all replacement parts for any of the foregoing; any rights under express or implied warranties and licenses received from manufacturers and sellers of the aforesaid items described in this section 2.02(l); and any related claims, credits, indemnities, rights of recovery and set off with respect thereto;

(q)	any and all inventory, including all raw materials, work-in-process, finished goods, in-transit inventory relating to the Business and the related packaging materials;

(r)	all licenses, permits, franchises, approvals, authorizations, consents, orders by, or filings with, any Governmental Entity used or required to be used in the conduct of the Business or the consummation by Seller Parties of the transactions contemplated hereby, and all renewals thereof, in each case to the extent permitted by applicable law and otherwise transferable to Buyer;

(s)	all rights to any claims based on warranties or similar rights available to or being pursued by the Seller Parties and other Claims of Seller Parties, the Purchased Assets or the Assumed Liabilities, whether arising by way of counterclaim or otherwise;

(t)	all rights to receive any insurance proceeds (including rights to make a claim), arising from or relating to the Business, the Assets or the Assumed Liabilities, to the extent transferable and to the extent of any covered losses actually born by Buyer as finally determined; and

(u)	the goodwill of the Business.

Section 2.03 Excluded Assets. Notwithstanding anything to the contrary set forth in this Agreement, the Assets will not include the following assets properties and rights of the Seller Parties or their respective Affiliates (collectively, the “Excluded Assets”): (a) cash, cash equivalents and marketable securities; (b) Organizational Documents or minute and equity record books of Seller Parties; (c) income tax returns and reports of Seller Parties; (d) corporate seals, checkbooks and cancelled checks of Seller Parties; (e) all rights, claims and causes of action relating to any Excluded Asset or Excluded Liability; (f) all equity interests of Seller Parties and any of its Affiliates (other than those specifically identified in Section 2.02); (g) all refunds of any Tax that is an Excluded Liability; (h) all written communications, including emails, relating to the Excluded Assets, Excluded Liabilities and negotiations related to the Transactions; (i) all Employment Agreements held by the Seller Parties; (j) all rights of the Seller Parties under this Agreement, and all other Transaction Documents; (k) all insurance policies of the Seller Parties and all rights, claims or causes of action of the Seller Parties arising under such insurance policies for covered losses actually borne by Seller Parties as finally determined (other than as set forth in Section 2.10(a)); (l) all rights of the Seller Parties under contracts or agreements that are not Assumed Contracts; and (m) if applicable, the assets as referenced in Section 2.07.

Section 2.04 Liabilities.

(a)	Assumed Liabilities. On the terms and subject to the conditions of the Agreement, as of the Closing Date, Buyer will assume only the Assumed Liabilities, to the extent not satisfied or extinguished as of the Closing Date. The “Assumed Liabilities” means, subject to Section 2.04(b), (i) the obligations of the Seller Parties relating to the Assets or pursuant to the Assumed Contracts solely and exclusively to the extent arising and accruing from and after the Closing Date; (ii) the obligations of the Seller Parties with respect to the Assigned Intellectual Property solely and exclusively to the extent arising and accruing from and after the Closing Date; and (iii) the Assumed Indebtedness (as defined below).

(b)	Excluded Liabilities. Except for the Assumed Liabilities, it is expressly understood and agreed that Buyer will not assume, and will not be liable for, any liabilities or obligations of Seller Parties or the Business as set forth below in the definition of “Excluded Liabilities”, and, as between Buyer on the one hand, and the Seller Parties, on the other hand, the Seller Parties will retain responsibility for all Excluded Liabilities. For purposes herein, “Excluded Liabilities” means (i) any and all liabilities and obligations arising from or relating to the Business or the Assets prior to the Closing Date; (ii) the obligations of the Seller Parties under the Assumed Contracts to the extent arising and accruing prior to the Closing Date and relating to a breach or default by Seller or a failure to perform timely, in each case, prior to the Closing Date; (iii) the obligations of the Seller Parties with respect to the Assigned Intellectual Property to the extent arising and accruing prior to the Closing Date; (iv) any and all liabilities and obligations for Taxes, including relating to (A) any liability or obligation for the unpaid Taxes of Seller Parties with respect to any period, or (B) any Taxes arising out of or relating to the operation of Seller Parties or the Business or the ownership of the Assets prior to the Closing Date; (v) any Retained Indebtedness; (vi) any and all liabilities or obligations pertaining to any Excluded Assets; and any and all other liabilities or obligations not specifically included in the Assumed Liabilities as defined in Section 2.04.

Section 2.05 Consideration.

(a)	Subject to the provisions of Section 2.05(b), the purchase price for the Assets shall be $7,000,000, less the Assumed Indebtedness, which Assumed Indebtedness excludes, for purposes of this Section 2.05(a), any Additional Asset Acquisition Indebtedness which becomes Assumed Indebtedness (as adjusted pursuant to Section 2.05(b), the “Purchase Price”).

(b)	At the Closing, the Purchase Price as set forth in Section 2.05(a) shall be subject to adjustment as set forth in Section 2.06 and Section 2.07.

Section 2.06 Potential Pre-Closing Asset Acquisitions.

(a)	The Parties acknowledge and agree that, between the Effective Date and the Closing (as defined below) the Seller or one or more of Seller’s Affiliates may acquire or invest in additional real estate assets that are currently in escrow and/or in the Seller’s acquisition pipeline (the “Additional Assets”), which Additional Assets shall be acquired by the Seller or such Affiliate for cash and/or debt instruments issued by the Seller or such Affiliate to the seller of such Additional Assets (the “Additional Asset Acquisition Indebtedness”).

(b)	Upon acquisition of or investment in any Additional Assets, then (1) such Additional Assets shall be deemed included in the “Assets” for all purposes herein, (2) the Purchase Price shall be increased by the amount of the cash purchase price paid therefore by the Seller or its Affiliate; (3) the Purchase Price shall be decreased by the amount of any Additional Asset Acquisition Indebtedness; and (4) the Additional Asset Acquisition Indebtedness shall be deemed included in the Assumed Liabilities for all purposes hereunder.

Section 2.07 Potential Pre-Closing Asset Sales.

(a)	The Parties acknowledge and agree that, between the Effective Date and the Closing, it is contemplated that the Seller may sell the real estate assets located at 23622-23634 Woodward Avenue, Pleasant Ridge, Michigan (the “Pleasant Ridge Assets”) to a third party buyer for a purchase price to be determined (as finally determined, the “Pleasant Ridge Purchase Price”), and the Pleasant Ridge Assets are not currently included within the “Assets” for purposes herein. In the event that the sale of the Pleasant Ridge Assets is not consummated prior to the Closing, then the Pleasant Ridge Assets shall be deemed included in the “Assets” for all purposes herein, the Pleasant Ridge Purchase Price shall be deemed to be the appraisal value of the Pleasant Ridge Assets as determined by a third party appraiser mutually acceptable to Buyer and Seller (acting reasonably), and the Purchase Price (as defined below) shall be increased by the amount of the Pleasant Ridge Purchase Price as so determined.

(b)	The Parties further acknowledge and agree that, between the Effective Date and the Closing, it is contemplated that the Seller may sell the real estate assets located at each of (i) 2144 N. Road 1 East, Chino Valley, Arizona; (ii) 2095 Northern Avenue, Kingman, Arizona; (and (iii) 1732 W. Commerce Point Place, Green Valley, Arizona (collectively, “CKG Properties”) to a separate third party buyer, for a total purchase price of $9,000,000 (the “CKG Purchase Price”), which, if such sale is consummated to such third party buyer, would be paid $4,000,000 in cash (the “CKG Cash Purchase Price”), and $5,000,000 via promissory note payable to the Seller secured by a deed or deeds of trust and other standard security instruments on the CKG Properties in favor of Seller (the “CKG Note”).

(i)	In the event that the sale of the CKG Properties is not consummated prior to the Closing, then (1) the CKG Properties shall be deemed included in the “Assets” for all purposes herein, (2) the Purchase Price shall be increased by the amount of the CKG Purchase Price.

(ii)	In the event that the sale of the CKG Properties is consummated prior to the Closing, then (1) the CKG Properties not be included in the “Assets”, but the CKG Note shall be included in the “Assets” for all purposes herein; (2) the CKG Note and related deeds of trust and other relevant security instruments shall be assigned to Buyer at the Closing; and (3) the Purchase Price shall be increased by the principal amount of the CKG Note.

Section 2.08 Amendments/Addenda. Upon any acquisition of Additional Assets as set forth in Section 2.06, and/or the sale of the Pleasant Ridge Assets and/or the CKG Assets as referenced in Section 2.07(a) and Section 2.07(b), the Seller shall notify the Buyer, and, if required, the Parties shall reasonably cooperate to execute one or more amendments or addenda to this Agreement as required to give effect to the provisions of Section 2.06 and Section 2.07.

Section 2.09 Debt Statement; Assumed and Retained Indebtedness

(a)	Within thirty (30) days after the Effective Date, Seller will deliver a statement (the “Debt Statement”) to Buyer identifying, describing and quantifying all outstanding Indebtedness of Seller Parties, and no later than fifteen (15) Business Days prior to the Closing, Seller will provide an updated Debt Statement describing the Indebtedness of the Seller as of the Closing (the “Business Indebtedness”).

(b)	The Parties will reasonably cooperate to determine what Business Indebtedness may have the option to be transferred to and assumed by Buyer at the Closing, provided that Buyer, at its sole and absolute discretion without any obligation, shall have the option to determine what Business Indebtedness will be transferred to and assumed by Buyer at the Closing, and to determine what amount of the Business Indebtedness will be repaid by or on behalf of the Seller at the Closing.

(c)	Following delivery of the Debt Statement and the actions as set forth in Section 2.09(b), the Buyer shall prepare a final Debt Statement and deliver the same to the Seller at least one (1) Business Day prior to the Closing (the “Final Debt Statement”). In the event that the Seller agrees with the Final Debt Statement, the Parties will proceed to the Closing based thereon, and in the event that the Seller disagrees with the Final Debt Statement, the Seller shall so notify the Buyer, and such disagreement shall be resolved as set forth in Section 2.09(d), and the Closing shall be delayed as required for such resolution procedure to be completed.

(d)	In the event that the Parties are not able to agree on the Final Debt Statement as set forth in Section 2.09(b), then any such dispute will be resolved by an independent accounting firm selected jointly by Parties within an additional 10 days of the notice to the Buyer (the “Reviewing Accountant”). If the Parties are unable to agree on the identity of the Reviewing Accountant within such 10 day period, each Party shall select one independent accounting firm within an additional 5 days, and the two independent accounting firms so selected shall select the sole independent accounting firm which shall be the “Reviewing Accountant”). Once selected, the Reviewing Accountant will be instructed to resolve any matters in dispute as promptly as practicable but in no event more than 30 days after submission. The fees of the Reviewing Accountant will be borne equally by the Parties, unless the Reviewing Accountant determines that either Party was unreasonable in its approach to calculating and agreeing on the Final Debt Statement, in which case the Reviewing Accountant, in its sole discretion, may apportion such fees as it sees fit. Any such matters in dispute will be determined resolved fully, finally and exclusively by the Reviewing Accountant and such determination will be final and binding on the Parties.

(e)	The amount of Business Indebtedness to be assumed by Buyer as set forth on the finally agreed Final Debt Statement is referred to as the “Assumed Indebtedness” and the amount of Business Indebtedness to be paid by or on behalf of the Seller at the Closing as set forth on the finally agreed Final Debt Statement is referred to as the “Retained Indebtedness”.

(f)	At the Closing, the Escrow Agent shall pay from escrowed Closing proceeds any Retained Indebtedness pursuant to the Payoff Letters obtained from relevant debt holders prior to the Closing.

(g)	Following the Effective Date and until the earlier to occur of the Closing and the termination of this Agreement, Buyer shall have the right to contact and negotiate directly with the following debt holders regarding the Indebtedness: East West Bank, Private Money Funding, Al Abrams, Thomas Pearlman, and Christopher Gangnier.

(h)	Notwithstanding anything herein to the contrary, the Parties acknowledge and agree that the Transactions are on a debt-free, cash-free basis and Seller shall be entitled, in its discretion but with written notice to Buyer, to distribute or pay any cash from the Business to itself or other Persons prior to the Closing.

Section 2.10 Additional Agreements and Actions at the Closing.

(a)	At the Closing, the Parties shall undertake such actions as required to transfer and assign the key-man insurance policy with respect to Bryan McLaren from the Seller as the beneficiary to the Buyer as the beneficiary.

(b)	At the Closing, Seller will cause its designated entities and/or individuals to resign as principal officers, members, and/or agents of the Subsidiaries, and the Parties shall execute and deliver such instruments and agreements as required to appoint Buyer’s designees as the new principal officers, members, and/or agents of the Subsidiaries, with the appropriate state corporation commissions and regulatory authorities.

Section 2.11 Due Diligence Review. Following the Effective Date and for a period of one hundred and eighty (180) days thereafter (the “Due Diligence Period”), the Buyer shall undertake its due diligence review of the Seller Parties and the Business, and the Seller shall use commercially reasonable efforts to promptly provide the Buyer and its Representatives with any information in Seller’s possession or control relating to Seller Parties and the Business (the “Due Diligence Materials”), so that the Buyer may complete its due diligence review of the Seller Parties and the Business, which due diligence review shall be completed during normal business hours and with reasonable advance notice, in such manner as to not materially interfere with the Ordinary Course of business of the Seller. In the event that the Buyer, at any time during the Due Diligence Period, determines that its due diligence review of the Seller Parties and the Business is not satisfactory to the Buyer for any reason in its sole discretion, the Buyer shall have the right to terminate this Agreement upon notice to the Seller.

Section 2.12 Required Shareholder Approvals. Seller shall prepare such documents as required to obtain the approval and adoption of this Agreement, the Transaction Documents and the Transactions by (i) the shareholders of Seller holding a majority of the voting power of the Seller, as required by Section 78.565 of the NRS; and (ii) shareholders of Seller holding a majority of the voting power of the Seller, but excluding for such purposes any such shareholder, and shares or stock of the Seller, held by any Persons who own, control or have any interest in the Buyer (such approvals in clause (i) and clause (ii) collectively, the “Required Shareholder Approvals”). For the avoidance of doubt, the intent of clause (ii) of the preceding sentence is that the Transactions and the Closing shall be conditioned, pursuant to the conditions to the Closing as set forth in Article III, on the approval of a majority of the voting power of the Seller which is held by those Persons other than Persons who own, control or have any interest in the Buyer.

Section 2.13 Closing. The closing of the Transactions (the “Closing”) will occur on the second Business Day following the satisfaction, or waiver by the Party for whom such condition to Closing exists, of the conditions to the Closing as set forth in Article III, or such other date as may be agreed to by the Parties, each in their sole discretion (the “Closing Date”).

Section 2.14 Escrow Agent. Following the Effective Date and prior to the Closing, the Parties shall engage a mutually agreed third party to act as the escrow agent with respect to the Closing (the “Escrow Agent”), which is currently expected to be Chadwick Campbell from Kensington Vanguard National Title.

Section 2.15 Closing Deliverables.

(a)	At or prior to the Closing, Buyer shall pay or deliver to the Escrow Agent, which shall thereafter forward to the Seller and/or the appropriate third parties at the Closing upon the direction of the Buyer:

(i)	The following payments for further distribution by Escrow Agent, by wire transfer of immediately available funds:

(1)	An amount equal to the Retained Indebtedness to be paid to the holders of such Retained Indebtedness at the Closing;

(2)	An amount equal to the Seller Transaction Expenses, to be disbursed by the Escrow Agent to such third parties as instructed by Seller; and

(3)	the Purchase Price, less (A) the sum of (1) and (2) above, and (B) any unreimbursed Buyer Diligence Expenses as of the Closing;

(ii)	Copies of all documents as required to effectuate the transactions as set forth in Section 2.10(a) and Section 2.10(b);

(iii)	A copy of the Bill of Sale and Assignment and Assumption Agreement, in the form as attached hereto as Exhibit A (the “Bill of Sale”) duly executed by an authorized officer of Buyer;

(iv)	Such instruments and agreements as required to transfer the Membership Interests to the Buyer, duly executed by an authorized officer of Buyer;

(v)	Such instruments and agreements as required for Buyer to assume and become responsible for the Assumed Indebtedness;

(vi)	A certificate of a duly authorized officer of Buyer dated as of the Closing Date, in form and substance reasonably satisfactory to the Seller (A) certifying the name, title and true signature of each officer of each Buyer executing or authorized to execute any Transaction Documents, and such other documents, instruments and certifications required or contemplated hereby or thereby, (B) attaching a certificate of good standing and legal existence of Buyer issued by the Secretary of State of the state of its organization and/or domicile and dated as of a date no earlier than three Business Days prior to the Closing Date; and (C) certifying that the matters set forth in Section 3.02(a) and Section 3.02(b) are true and correct; and

(vii)	Such other documents as the Seller may reasonably request for the purpose of evidencing the accuracy of Buyer’s representations and warranties; evidencing the performance by Buyer of, or the compliance by Buyer with, any covenant or obligation required to be performed or complied with by Buyer; or otherwise facilitating the consummation or performance of any of the Transactions.

(b)	At or prior to the Closing, the Seller shall deliver to the Escrow Agent, which shall thereafter forward to the Buyer at the Closing upon the direction of the Seller, or to Buyer (as applicable) the following:

(i)	Copies of all documents as required to effectuate the transactions as set forth in Section 2.10(a) and Section 2.10(b);

(ii)	A copy of the Bill of Sale, duly executed by an authorized officer of the Seller, and such other deeds of conveyance, assurances, transfers, assignments instruments as may be reasonably required by Buyer to complete the Transactions;

(iii)	With respect to the transfer of the real property described in Section 2.02(a):

(1)	Deeds of transfer in form and substance reasonably acceptable to Buyer and suitable for recording purposes with the applicable Governmental Entities;

(2)	Assignments of leases with estoppel affidavits in form and substance reasonably acceptable to Buyer; and

(3)	Such other title instruments and other agreements as Buyer or Escrow Agent may reasonably require of Seller to facilitate the transfer of the real property described in Section 2.02(a);

(iv)	Physical possession and control of the Assets;

(v)	The Purchased Records;

(vi)	Such additional assignments or instruments as reasonably requested by Buyer evidencing the transfer of any trademarks, patents, copyrights, domain names, and other Assigned Intellectual Property of the Seller Parties, in form suitable for recording with relevant Governmental Entities, where applicable;

(vii)	Such instruments and agreements as required to transfer the Membership Interests to the Buyer, including any physical certificates evidencing the ownership of the Membership Interests, duly executed by an authorized officer of Seller;

(viii)	Such instrument and agreements as required for Buyer to realize the benefit of the consummation of the transactions contemplated in Section 2.06 and Section 2.07, if applicable;

(ix)	Such consents of approvals by, or notices to any counterparty under any Assumed Contract as required by its terms and as reasonably required by Buyer;

(x)	a certificate of a duly authorized officer of each Seller Party dated as of the Closing Date, in form and substance satisfactory to Buyer (A) certifying the name, title and true signature of each officer of such Seller Party executing or authorized to execute any Transaction Document, and such other documents, instruments and certifications required or contemplated hereby or thereby, (B) attaching and certificates of good standing and legal existence of Seller Parties and all Subsidiaries; issued by the Secretary of State of the State of Nevada in the case of Seller and state of organization or domicile in the case of each Seller Party and Subsidiary, each dated as of a date no earlier than three Business Days prior to the Closing Date; (C) certifying that the matters set forth in Section 3.03(a), Section 3.03(b) and Section 3.03(c) are true and correct; and (D) providing reasonable evidence of receipt of the Required Shareholder Approvals;

(xi)	appropriate payoff and termination letters from the applicable secured parties or other holders of the Retained Indebtedness (the “Payoff Letters”), evidencing the release of any Liens on the Assets utilized to secure any of such indebtedness and accompanied by any prepared UCC-3 financing statement terminations necessary to be filed with the relevant state authorities to terminate any such Liens; and

(xii)	such other documents as Buyer may reasonably request for the purpose of evidencing the accuracy of the Seller Parties’ representations and warranties; evidencing the performance by the Seller Parties of, or the compliance by the Seller Parties with, any covenant or obligation required to be performed or complied with by the Seller; or otherwise facilitating the consummation or performance of any of the Transactions.

(c)	At and following the Closing, each of the Parties shall execute, acknowledge, and deliver (or shall ensure to be executed, acknowledged, and delivered), any and all certificates, financial statements, schedules, agreements, resolutions, rulings or other instruments required by this Agreement to be so delivered at or prior to the Closing, together with such other items as may be reasonably requested by the Parties hereto and their respective legal counsel in order to effectuate or evidence Transactions.

Section 2.16 AS-IS/WHERE-IS. Notwithstanding anything herein to the contrary, or which may be read or interpreted to the contrary, the Parties acknowledge and agree that the Assets are being sold and transferred to the Buyer on an “as-is/where-is” basis, and the Seller Parties are making no representations and warranties as to the condition sufficiency or status of any of the Assets or the Assumed Liabilities.

Section 2.17 Allocation of Purchase Price. The Parties agree that the transactions contemplated by this Agreement are intended to be treated for federal income Tax purposes (and, where applicable, state and local income Tax purposes) as a taxable sale by the Seller Parties of an undivided interest in the Business and Assets of the Seller Parties to Buyer in exchange for the Purchase Price (the “Intended Tax Treatment”). Within one hundred twenty (120) days after the Closing Date, the Buyer and the Seller shall reasonably cooperate to determine the allocation of the Purchase Price (and any other relevant items to the extent properly included under the Code) amongst the Assets, taking into account any adjustments made thereto pursuant to this Agreement, among the purchased Assets in accordance with the Code, which allocations are binding upon the parties (the “Purchase Price Allocation”). Buyer and Seller shall file all returns, declarations, reports, information returns and statements, and other documents relating to Taxes (including amended returns and claims for refund) (“Tax Returns”) in a manner consistent with the Intended Tax Treatment and Purchase Price Allocation and will not take or cause to be taken any position or other action inconsistent with the Intended Tax Treatment or Purchase Price Allocation for any Tax reporting purpose, upon examination of any Tax Return, in any refund claim, or in any litigation, investigation, or otherwise, unless otherwise required do so pursuant to a “determination” (as defined in Section 1313(a) of the Code or any similar state or local Tax Law).

Article III. Conditions to the Closing

Section 3.01 Condition to the Obligations of the Parties. The obligations of each of the Parties to consummate the Closing are subject to the satisfaction or waiver by each Party in each Party’s sole and absolute discretion of all the following conditions on or before the Outside Closing Date (as defined below):

(a)	No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and which has the effect of making the transactions or agreements contemplated by this Agreement illegal or which otherwise prevents or prohibits consummation of the transactions contemplated by this Agreement and no Governmental Entity shall have imposed any terms or conditions on the transactions contemplated herein which would reasonably be expected to materially impact the operations of the Parties following the Closing.

(b)	There shall not be any Action brought by a third party that is not an Affiliate of the Parties to enjoin or otherwise restrict the consummation of the Closing.

(c)	The Required Shareholder Approvals shall have been received.

(d)	The Seller and the Special Transactions Committee of the Board of Directors of the Seller (the “Committee”) shall have received an opinion as to the fairness of the Transactions (subject to the immediately following sentence), from a financial point of view, to the shareholders of the Seller, in such form and substance as reasonably determined to be sufficient in the sole discretion of the Committee; and such Opinion shall not have been modified and shall be remaining valid and in full force and effect as of the Closing. The Parties acknowledge and agree that the fairness opinion referenced above, shall include all of the “Assets” as comprising the “Assets” as of the Closing, after any modifications as set forth in Section 2.06 and Section 2.07, and any modification of the Purchase Price as a result thereof.

(e)	All consents required to be obtained from or made with any Governmental Entity or any other Person in order to consummate the Transactions shall have been obtained or made.

(f)	The satisfaction of any applicable state filing, regulatory, or licensing requirements and the receipt of any applicable state and regulatory approvals, including, but not limited to, from the Arizona Corporation Commission and the Arizona Department of Real Estate, which may be required in connection with the Transactions.

(g)	The Parties shall have agreed on the Final Debt Statement, and the amounts of the Assumed Indebtedness and the Retained Indebtedness.

(h)	The Seller Parties shall have completed and approved all ancillary documentation and/or agreements required to effectuate the winding down of 100% of the operations of the Seller Parties and all other subsidiaries that are not included among the Assets.

(i)	This Agreement shall not have been terminated this Agreement pursuant to the provisions of Section 7.01.

Section 3.02 Conditions to Obligations of the Seller Parties. The obligations of the Seller Parties to consummate the Closing is subject to the satisfaction, or the waiver by Seller (on behalf of itself and of any applicable Seller Party) at Seller’s sole and absolute discretion, of all the following further conditions:

(a)	Buyer shall have duly performed all of its obligations hereunder required to be performed by it at or prior to the Closing Date in all material respects, unless the applicable obligation has a materiality qualifier in which case it shall be duly performed in all respects.

(b)	All of the representations and warranties of Buyer contained in Article V which are not qualified by materiality shall be true and correct in all material respects on and as of the Effective Date and on and as of the Closing Date as if made on the Closing Date, and those representations and warranties of Buyer contained in Article V which are qualified by materiality, and the Buyer Fundamental Representations, shall be true and correct in all respects on and as of the Effective Date and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties other than the Buyer Fundamental Representations that address matters only as of a particular date, which representations and warranties shall have been true and correct in all material respects, or in all respects, as applicable, and (ii) other than with respect to the Buyer Fundamental Representations, any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on Buyer.

(c)	Buyer shall have delivered all of the items required to be delivered by Buyer pursuant to Section 2.15(a).

Section 3.03 Conditions to Obligations of Buyer. The obligations of Buyer to consummate the Closing is subject to the satisfaction, or the waiver by Buyer at Buyer’s sole and absolute discretion, of all of the following further conditions:

(a)	Seller Parties shall have duly performed all of their obligations hereunder required to be performed by it at or prior to the Closing Date in all material respects, unless the applicable obligation has a materiality qualifier in which case it shall be duly performed in all respects.

(b)	All of the representations and warranties of the Seller contained in Article IV which are not qualified by materiality or Seller Material Adverse Effect shall be true and correct in all material respects on and as of the Effective Date and on and as of the Closing Date as if made on the Closing Date, those representations and warranties of the Seller contained in Article IV which are qualified by materiality or Seller Material Adverse Effect, and the Seller Fundamental Representations, shall be true and correct in all respects on and as of the Effective Date and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties other than the Seller Fundamental Representations that address matters only as of a particular date, which representations and warranties shall have been true and correct in all material respects, or in all respects, as applicable, and (ii) other than with respect to the Seller Fundamental Representations, any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Seller Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Seller Material Adverse Effect.

(c)	Seller shall have delivered all of the items required to be delivered by Seller pursuant to Section 2.15(b).

(d)	No Seller Material Adverse Effect shall have occurred between the Effective Date and the Closing Date.

(e)	Buyer shall have raised the capital required, in its sole discretion, to be able to fund the Purchase Price.

Article IV. Representations and Warranties of the Seller

In order to induce Buyer to enter into this Agreement and consummate the Transactions, the Seller, on behalf of itself and the other Seller Parties, and except as set forth in the Seller Disclosure Schedules as delivered by the Seller to Buyer on the Effective Date (the “Disclosure Schedules”), represent and warrant to Buyer as follows as of the Effective Date and as of the Closing Date:

Section 4.01 Organization and Power. Seller is a corporation, validly existing and in good standing under the laws of the State of Nevada. The Seller has all necessary power and authority to own, lease and operate its properties and conduct the Business as it is presently being conducted, to execute and deliver this Agreement and the other Transaction Documents to which the Seller is or will be a party and to consummate the Transactions and to perform each of its obligations under the Transaction Documents. The Seller is duly qualified or registered as a foreign company to transact business under the Laws of each jurisdiction where the character of its activities or the location of the properties owned or leased by it requires such qualification or registration, except where the failure of such qualification or registration would not reasonably be expected to be material to the Business. Each Real Property Seller and each Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, with all necessary power and authority to conduct its business as it is currently being conducted and to own, lease or license, as applicable, its assets. Each Real Property Seller and each Subsidiary is duly qualified or registered as a foreign company to transact business under the Laws of each jurisdiction where the character of its activities or the location of properties owned or leased by it make such qualification or registration necessary, except where the failure to be so qualified standing would not reasonably be expected to be material to the business of such Subsidiary.

Section 4.02 Due Authorization; Enforceability. The execution and delivery of this Agreement and each of the Transaction Documents by the Seller Parties and the performance by the Seller Parties of the obligations hereunder and thereunder and the consummation of the Transactions have been duly and validly authorized by all necessary action of Seller Parties, subject to receipt of the Required Shareholder Approvals. This Agreement and each of the Transaction Documents to which each Seller Party is a party constitutes, or will constitute, when executed and delivered, a valid and binding agreement of the Seller Parties, enforceable against Seller Parties in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, and other laws relating to or affecting the enforcement of creditors’ rights and remedies generally and the availability of specific performance or other equitable remedies.

Section 4.03 No Conflict; Consents. Neither the execution and delivery of this Agreement nor, subject to receipt of the Required Shareholder Approvals, the consummation of the Transactions, will (a) conflict with or result in any breach of any provision of the organizational documents of Seller Parties, (b) require any filing with, or the obtaining of any permit, authorization, consent or approval of, any Governmental Entity, (c) violate or conflict with, constitute a breach of or result in a default under, require the obtaining of consent or approval of any third parties thereto, or give rise to any right of termination, cancellation, acceleration or loss of benefit under, any of the terms, conditions or provisions of any Assumed Contract or (d) violate in any respect any Law, order, injunction or decree applicable to Seller Parties or any Assets.

Section 4.04 Compliance with Laws. The Seller Parties are (and have been at all times during the past five (5) years) in compliance with all applicable Laws in all material respects. No Seller has not been charged with and, nor has received any notice of being in violation of, or is not, to the Knowledge of the Seller, under any investigation with respect to, any applicable Law, agency agreement, penalty or fine entered by any Governmental Entity relating to the operations of the Business or to any of the Assets.

Section 4.05 Title to and Sufficiency of the Assets.

(a)	Each Seller Party has, and is transferring to Buyer good, valid and marketable title to the Assets purported to be held by such Seller Party hereunder, free and clear of all Liens (other than Permitted Liens) as of the Closing. There are no outstanding rights, options, agreements or commitments giving any Person any right to require such Seller Party to sell, lease or otherwise dispose of any of the Assets.

(b)	The Assets (i) constitute all of the assets, tangible and intangible, of any nature whatsoever, necessary and sufficient to operate the Business in the manner presently operated by the Seller Parties, and (ii) include all of the operating assets of the Business. No part of the Business is operated through any entity other than those of the Seller Parties. The Assets are adequate for the purposes for which such assets are currently used or are held for use, conform in all material respects to all Laws applicable thereto, and with respect to the tangible Assets, are in good repair and operating condition (subject to normal wear and tear). There are no facts or conditions affecting the Assets which could, individually or in the aggregate, interfere with the use or operation thereof as currently used or operated, or their adequacy for such use.

Section 4.06 Litigation. There are no (and in the past five (5) years there has not been any) claims, actions, suits, proceedings or investigations pending or, to the Knowledge of the Seller, threatened before any Governmental Entity, brought by or against any Seller Party or any of its officers, directors, employees, agents or Affiliates involving, affecting or relating to the Assets, the Business, or the Transactions, nor, to Knowledge of the Seller, does there exist any fact which might reasonably be expected to give rise to any such suit, proceeding, dispute or investigation. None of the items set forth in Section 4.06 of the Disclosure Schedules, if any, finally determined adversely, is reasonably likely, individually or in the aggregate, to have a material effect upon the Business. No Seller Party, nor any of the Assets are subject to any order, writ, judgment, award, injunction or decree of any Governmental Entity or arbitrator.

Section 4.07 Contracts

(a)	Correct and complete copies of all Assumed Contracts have been made available to Buyer by the Seller.

(b)	All of the Assumed Contracts are in full force and effect and are legal, valid, binding and enforceable against the parties thereto in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, and other laws relating to or affecting the enforcement of creditors’ rights and remedies generally and the availability of specific performance or other equitable remedies. No breach, default or event of breach or default by any Seller Party, or, to the Knowledge of the Seller, any other party thereto, exists under any of the Assumed Contracts and, to the Knowledge of the Seller, no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute a breach or default under an Assumed Contract on the part of any Seller Party, nor, to the Knowledge of the Seller, on the part of the other party thereto. No Seller Party is participating in any discussions or negotiations regarding modification of or amendment to any Assumed Contract.

Section 4.08 Intellectual Property.

(a)	(i) The Seller Parties collectively own and possesses all right, title and interest in the Assigned Intellectual Property, free and clear of all Liens (other than Permitted Liens); (ii) there are no judgments, consents, settlements, decrees, orders, injunctions, or rulings impairing the validity, use, ownership, or enforceability of any of the Assigned Intellectual Property, or finding any of the Assigned Intellectual Property to be invalid or unenforceable; (iii) there are no proceedings pending or, to the Knowledge of the Seller, threatened, that challenge or impair the validity, use, ownership, or enforceability of the Assigned Intellectual Property; and (iv) the maintenance fees necessary to maintain the Assigned Intellectual Property through the Effective Date have been paid, and through the Closing Date will have been paid.

(b)	(i) Neither the use of the Assigned Intellectual Property as currently used by the Seller Parties infringes, misappropriates or violates the rights of any Person in any Assigned Intellectual Property, (ii) no Seller Party has received any written notice in the past five (5) years alleging any of the same, and (iii) to the Knowledge of the Seller no actions or claims are threatened against any Seller Party challenging any of the same.

(c)	There are no claims, proceedings, actions, suits, hearings, arbitrations, to the Knowledge of the Seller investigations, charges, complaints, demands or similar actions currently pending or, to the Knowledge of the Seller, threatened, or that have been brought in the past five (5) years, by any Seller Party against any Person alleging infringement, misappropriation, or violation of any Assigned Intellectual Property. To the Knowledge of the Seller, no Person is currently infringing upon, misappropriating, or otherwise violating any of the Assigned Intellectual Property.

(d)	The Assigned Intellectual Property includes all of the Intellectual Property used in the conduct of the Business, and there are no other items of Intellectual Property that are material to the Business.

Section 4.09 No Broker or Finder. Seller has not engaged, and shall not have any liability for, any investment banker, finder, broker or sales agent or any other Person in connection with the origin, negotiation, execution, delivery or performance of any Transaction Document to which it is a party, or the Transactions.

Article V. Representations and Warranties of Buyer

In order to induce the Seller Parties to enter into this Agreement and consummate the Transactions, Buyer represents and warrants to the Seller Parties as follows, as of the Effective Date and as of the Closing Date:

Section 5.01 Organization and Power of Buyer. Buyer is duly organized, validly existing and in good standing under the laws of the state of its organization or domicile. Buyer has all necessary power and authority to own, lease and operate its properties and conduct its business as it is presently being conducted, to execute and deliver this Agreement and the other Transaction Documents to which Buyer is or will be a party and to consummate the Transactions and to perform each of its obligations under the Transaction Documents. Buyer is duly qualified or registered as a foreign company to transact business under the Laws of each jurisdiction where the character of its activities or the location of the properties owned or leased by it requires such qualification or registration, except where the failure of such qualification or registration would not reasonably be expected to be material to the operations of Buyer.

Section 5.02 Due Authorization; Enforceability. The execution and delivery of this Agreement and each of the Transaction Documents by Buyer and the performance by Buyer of the obligations hereunder and thereunder and the consummation of the Transactions have been duly and validly authorized by all necessary action of such Buyer’s board of directors or equivalent governing body. This Agreement and each of the Transaction Documents to which Buyer is a party constitutes, or will constitute, when executed and delivered, a valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, and other laws relating to or affecting the enforcement of creditors’ rights and remedies generally and the availability of specific performance or other equitable remedies, subject to the receipt of any approvals as referenced in Article III.

Section 5.03 No Conflict; Consents. The execution and delivery by Buyer of the Transaction Documents to which Buyer is a party and the consummation by Buyer of the Transactions do not and will not: (a) violate or result in a breach of any of the terms or provisions of any instrument, document or agreement to which Buyer is a party or by which Buyer is bound; (b) violate any order, writ, injunction, decree, judgment, ruling, law, rule or regulation of any federal, state, county, municipal or foreign court or governmental authority applicable to Buyer; or (c) violate or conflict with any provision of the organizational or other governing documents of Buyer, in each case, in a manner that would be reasonably likely to prohibit, restrict or delay the performance of the Transactions by Buyer.

Section 5.04 No Broker or Finder. Buyer has not engaged, and shall not have any liability for, any investment banker, finder, broker or sales agent or any other Person in connection with the origin, negotiation, execution, delivery or performance of any Transaction Document to which it is a party, or the Transactions.

Article VI. Certain Covenants and Agreements

Section 6.01 Records. The Seller (on behalf of itself and the other Seller Parties) and Buyer hereby agree to preserve for a period of five (5) years following the Closing, all records in their respective possession relating to any of the Assets, the Business or the Transactions. If any of the Parties hereto need access to such records in the possession of any other Party hereto for the preparation of federal and state tax returns, each such Party will allow representatives of each other Party access to such records for the purpose of obtaining information for use as aforesaid, and will permit such other Party to make extracts and copies thereof as may be reasonably necessary or convenient and, if required for such purpose, to have access to and possession of original documents. The Seller hereby agree to preserve originals of all Purchased Records for a period of seven (7) years following the Closing. If Buyer desires access to the Purchased Records, the Seller will allow representatives of Buyer access to such Purchased Records and will permit representatives of Buyer to make extracts and copies thereof as may be reasonably necessary or convenient and, if required, to have access to and possession of original documents, in each case at the cost of Buyer.

Section 6.02 Notices of Certain Events. In addition to any other notice required to be given by the terms of this Agreement, each of the Parties shall promptly notify each of the other Parties of:

(a)	any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with any of the Transactions;

(b)	any notice or other communication from any governmental or regulatory agency or authority in connection with the Transactions; and

(c)	any actions, suits, claims, investigations or proceedings commenced or, to its knowledge threatened against, relating to or involving or otherwise affecting such Party that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant hereto or that relates to the consummation of the Transactions.

Section 6.03 Confidentiality.

(a)	For purposes of this Agreement, and except as provided below, “Confidential Information” shall mean the Due Diligence Materials and all other confidential, proprietary or trade secret information, data or know-how which relates to the business, research, services, products, customers, suppliers, employees, or financial information of Seller and its Subsidiaries and Affiliates, including, but not limited to, product or service specifications, designs, drawings, prototypes, computer programs, models, business plans, marketing plans, financial data, financial statements, financial forecasts and statistical information, in each case that is marked as confidential, proprietary or secret, or with an alternate legend or marking indicating the confidentiality thereof or which, from the nature thereof should reasonably be expected to be confidential or proprietary, in each case which is disclosed by Seller or on its behalf, after the date hereof, to Buyer either in writing, orally, by inspection or in any other form or medium. Any technical or business information of a third person furnished or disclosed shall be deemed “Confidential Information” of Seller unless otherwise specifically indicated in writing to the contrary.

(b)	Buyer agrees to use the Confidential Information only for the purpose of consummating the Transactions (the “Purpose”) and shall use reasonable care not to disclose Confidential Information to any non-Affiliated third party, such care to be at least equal to the care exercised by Buyer as to its own Confidential Information, which standard of care shall not be less than the current industry standard in effect as of the date of such receipt. Buyer agrees that it shall make disclosure of any such Confidential Information only to its Affiliates and Representatives, to whom disclosure is reasonably necessary for the Purpose. Buyer shall appropriately notify such Representatives that the disclosure is made in confidence and shall be kept in confidence in accordance with this Agreement. Buyer shall be responsible for the failure of its Representatives to comply with the terms of this Agreement. Without the prior consent of Seller, Buyer shall not remove any proprietary, copyright, trade secret or other protective legend from the Confidential Information.

(c)	Buyer acknowledges that the Confidential Information disclosed hereunder may constitute “Technical Data” and may be subject to the export laws and regulations of the United States. Buyer agrees it will not knowingly export, directly or indirectly, any Confidential Information or any direct product incorporating any Confidential Information, whether or not otherwise permitted under this Agreement, to any countries, agencies, groups or companies prohibited by the United States Government unless proper authorization is obtained.

(d)	Nothing herein shall be construed as granting to Buyer or its Affiliates any right or license to use or practice any of the information defined herein as Confidential Information and which is subject to this Agreement as well as any trade secrets, know-how, copyrights, inventions, patents or other intellectual property rights now or hereafter owned or controlled by Seller Parties. Except as allowed by applicable law, Buyer shall not use any trade name, service mark or trademark of any Seller Party or refer to such Seller Party in any promotional or sales activity or materials without first obtaining the prior written consent of Seller.

(e)	The obligations imposed in Section 6.03(b) shall not apply to any Confidential Information that (i) was already in the possession of Buyer at the time of disclosure without restrictions on its use or is independently developed by Buyer after the Effective Date, provided that the person or persons developing same have not used such information received from Seller, or is rightfully obtained from a source other than from Seller; (ii) is in the public domain at the time of disclosure or subsequently becomes available to the general public through no fault of Buyer; (iii) is obtained by Buyer from a third person who is under no obligation of confidence to Seller; or (iv) is disclosed without restriction by Seller.

(f)	Standstill.

(i)	Buyer acknowledges and agrees that Seller is a public company, currently trading on the OTC Markets. Buyer agrees that, for as long as any information, including Confidential Information, continues to meet the definition of Material Non-Public Information (as defined below) as set forth herein (the “Standstill Period”), Buyer shall not, and Buyer shall ensure that none of its Representatives shall (1) buy or sell any securities or derivative securities of or related to Seller, or any interest therein; or (2) undertake any actions or activities that would reasonably be expected to result in a violation of the Securities Act, as amended, or the rules and regulations thereunder, or of the Exchange Act, including, without limitation, Section 10(b) thereunder, or the rules and regulations thereunder, including, without limitation, Rule 10b-5 promulgated thereunder.

(ii)	Buyer also agrees during the Standstill Period not to request Seller (or its directors, officers, employees or agents), directly or indirectly, to amend or waive any provision of this Section 6.03(f).

(g)	Upon termination of this Agreement for any reason or upon request by Seller made at any time, all Confidential Information, together with any copies of same as may be authorized herein, shall be returned to Seller, or destroyed and certified as such by an officer of Buyer, at Buyer’s option. Buyer may retain one copy of all written Confidential Information for its files for reference in the event of a dispute hereunder or as is necessary to comply with its document retention policies.

(h)	As between Seller and Buyer, the Confidential Information and any Derivative thereof (as defined below), whether created by Seller or Buyer, will remain the property of Seller. For purposes of this Agreement, “Derivative” shall mean: (i) for copyrightable or copyrighted material, any translation, abridgement, revision or other form in which an existing work may be recast, transformed or adapted, and which constitutes a derivative work under the Copyright laws of the United States; (ii) for patentable or patented material, any improvement thereon; and (iii) for material which is protected by trade secret, any new material derived from such existing trade secret material, including new material which may be protected by copyright, patent and/or trade secret.

(i)	Buyer acknowledges and agrees that, with respect to any information provided by Seller, its Affiliates, and their respective stockholders, members, partners, directors, managers, officers, employees, agents, advisors, and other representatives, each expressly disclaims any and all liability for representations, expressed or implied, contained in or omitted from such information, and nothing contained in such information is or shall be relied upon as a promise or representation by any Seller, its Affiliates, or any of their respective stockholders, members, partners, directors, managers, officers, employees, agents, advisors, or other representatives as to the past or future performance of Seller. Only those particular representations and warranties made by the Seller herein, shall have any legal effect. Buyer further acknowledges and agrees that any such information provided by any Seller does not purport to be all-inclusive or to necessarily contain all the information that Buyer may desire, and such information may include certain statements, estimates and projections provided by Seller with respect to anticipated future performance (“forward looking statements”). Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate, or imply future results, performance or achievements, and may contain the words “estimate,” “project,” “intend,” “forecast,” “anticipate,” “plan,” “planning,” “expect,” “believe,” “will likely,” “should,” “could,” “would,” “may” or words or expressions of similar meaning. Such statements, estimates and projections reflect significant assumptions and subjective judgments by management of Seller concerning anticipated results. These assumptions and judgments may or may not prove to be correct and there can be no assurance that any projected result will be attainable or will be realized. As events and circumstances frequently do not occur as expected, there will usually be differences between anticipated and actual future performance, and those variances may be material. None of Seller or its Affiliates or any of their respective stockholders, members, partners, directors, managers, officers, employees, agents, advisors, or other representatives makes any representations or warranties as to their accuracy or completeness except as specifically set forth herein.

(j)	If Buyer is requested or required (by oral questions, deposition, interrogatories, subpoena, civil investigative demand or other similar non-criminal process) to disclose any Confidential Information supplied to Buyer under this Agreement, Buyer will provide Seller with prompt written notice of such request(s) so that Seller may, at Seller’s option, (a) seek an appropriate protective order; (b) consult with Buyer on the advisability of taking steps to resist or narrow such request or requirement; or (c) waive in writing Buyer’s compliance with the provisions of this Agreement for the sole purpose of complying with the request. If, in the absence of a protective order or the receipt of a written waiver hereunder, Buyer is nonetheless, in the reasonable opinion of its counsel, compelled to disclose Confidential Information to any governmental tribunal or else stand liable for contempt or suffer other censure or penalty, Buyer will cooperate with Seller at Seller’s expense in any attempt that Seller may make to obtain an order or other reliable assurance that confidential treatment will be provided by such tribunal for all or designated portions of such Confidential Information disclosed by Seller.

Section 6.04 Consents of Third Parties. Each of the Parties will give any notices to third parties, and will use its commercially reasonable efforts to obtain any third-party consents, that the other Parties reasonably may request in connection with this Agreement. Each of the Parties will give any notices to, make any filings with, and use its commercially reasonable efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies in connection with the matters in this Agreement.

Section 6.05 Non-Assignable Contracts. The Seller Parties will, during the remaining term of each Non-Assignable Contract, use commercially reasonable efforts to (a) obtain the consent of the applicable third party, (b) make the benefit of each such Non-Assignable Contracts available to Buyer following the Closing, and (c) enforce following the Closing, at the request of Buyer and at the expense and for the account of Buyer, any right of any Seller Party arising from such Non-Assignable Contracts against the other party or parties thereto (including the right to elect or terminate any such Non-Assignable Contract in accordance with the terms thereof). The Seller Parties will not take any action or suffer any omission that would limit or restrict or terminate the benefits to Buyer of any such Non-Assignable Contract. With respect to any such Non-Assignable Contract as to which the necessary approval or consent for the assignment or transfer to Buyer is obtained following the Closing, the applicable Seller Party will transfer, or cause to be transferred, such Non-Assignable Contract to Buyer by execution and delivery of an instrument of conveyance reasonably satisfactory to Buyer and the Seller within three (3) Business Days following receipt of such approval or consent.

Section 6.06 Misdirected Payments. If any Seller Party or any of its Affiliates receives any payment related to the Business or any Asset after the Closing Date, the Seller Party agrees to promptly remit (or cause to be promptly remitted) such funds to Buyer. If Buyer or any Affiliate of Buyer receives any payment related to any Excluded Asset after the Closing Date, Buyer agrees to promptly remit (or cause to be promptly remitted) such funds to the Seller.

Section 6.07 Go-Shop.

(a)	From the Effective Date until the later of (i) the date of receipt of the Required Shareholder Approvals and (ii) the expiration of the Due Diligence Period, (such later date, the “Go-Shop Expiry Date”), Seller and the Committee shall have the right, directly or indirectly, through any Representative or otherwise, to make, solicit, initiate or encourage inquiries from or submissions of proposals or offers from any Person or such Person’s Representatives, and to discuss and negotiate with, and furnish any non-public information relating to the Seller Parties to such Person or such Person’s Representatives, or afford access to the business, properties, assets, books, records or personnel, of the Seller Parties to such Person or such Person’s Representative, in each case which with respect to any transaction pursuant to which such Person may acquire the Assets and/or consummate one or more transactions of the form and character as set forth herein, in whole or in part, or otherwise fund the ongoing operations of the Seller Parties, with the intention of eliciting a proposal on terms that the Committee determines in good faith to be more favorable to the Seller’s shareholders than the transactions contemplated herein (a “Superior Proposal”).

(b)	In the event that the Seller receives a Superior Proposal prior to the Go-Shop Expiry Date, the Seller may elect to, prior to the Go-Shop Expiry Date, and shall at the direction of the Committee, terminate this Agreement by giving written notice to the Buyer. Upon the giving of such termination notice by Seller, this Agreement shall immediately be terminated and shall thereafter be null and void and of no further force or effect, other than the provisions herein which are specifically stated as surviving such termination.

Section 6.08 No-Shop.

(a)	Other than as contemplated herein, including, without limitation in Section 2.07, from the first date after the Go-Shop Expiry Date until the first to occur of the Closing or the termination of this Agreement in accordance with its terms, Seller shall not, and Seller shall cause the Representatives of Seller not to, directly or indirectly:

(i)	solicit, initiate, entertain, knowingly encourage or knowingly facilitate the making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry;

(ii)	furnish any non-public information regarding Seller to any Person who has made an Acquisition Proposal or an Acquisition Inquiry;

(iii)	engage in discussions or negotiations with any Person who has made any Acquisition Proposal or Acquisition Inquiry;

(iv)	approve, endorse or recommend any Acquisition Proposal or Acquisition Inquiry;

(v)	withdraw or propose to withdraw its approval and recommendation in favor of this Agreement and the Transactions; or

(vi)	enter into any letter of intent, agreement in principle, merger, acquisition, purchase or joint venture agreement or other similar agreement for any Acquisition Transaction.

(b)	From the first date after the Go-Shop Expiry Date until the first to occur of the Closing or the termination of this Agreement in accordance with its terms, Seller shall not (i) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal, (ii) take any action to make the provisions of any “fair price”, “moratorium”, “control share acquisition”, “business combination” or other similar anti-takeover statute or regulation inapplicable to any transaction contemplated by an Acquisition Proposal related to Seller, or (iii) approve or recommend, or propose publicly to approve or recommend, or cause or authorize Seller to enter into, any letter of intent, agreement in principle, merger, acquisition, purchase or joint venture agreement or Contract or other instrument in respect of or relating to an Acquisition Proposal.

(c)	Seller shall promptly, within 36 hours, advise Buyer orally and in writing of any Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry and the terms thereof and all material modifications thereto) that is made or submitted by any Person during the period beginning on the first date after the Go-Shop Expiry Date until the Closing or the termination of this Agreement in accordance with its terms. Seller shall keep Buyer reasonably informed on a current basis of any material developments in the status and terms of any such Acquisition Proposal or Acquisition Inquiry (including whether such Acquisition Proposal or Acquisition Inquiry has been withdrawn or rejected and any material change to the terms thereof).

(d)	Unless Seller terminates this Agreement at or prior to the Go-Shop Expiry Date pursuant to the provisions of Section 6.07(b), following the Go-Shop Expiry Date Seller shall cease and cause to be terminated any discussions with any Person that relate to any Acquisition Proposal or Acquisition Inquiry proposed on or prior to the Go-Shop Expiry Date. Seller acknowledges and agrees that any actions taken by or at the direction of a Representative of Seller that, if taken by Seller, would constitute a breach or violation of this Section 6.08 will be deemed to constitute a breach and violation of this Section 6.08 by Seller.

Section 6.09 Affirmative Covenants. Other than as contemplated herein, including, without limitation in Section 2.06 and Section 2.07, between the Effective Date and the Closing Date or earlier termination of this Agreement in accordance with its terms, and except as otherwise contemplated by this Agreement or as Buyer shall otherwise consent in writing in advance, the Seller Parties shall, and shall cause each of their Representatives to:

(a)	conduct the business of Seller Parties only in the Ordinary Course of Business and will use commercially reasonable best efforts to maintain and preserve the assets of Seller Parties, preserve intact the current business organization of Seller Parties, and maintain the relations and goodwill with customers, creditors, employees, agents, and others having business relationships with Seller Parties;

(b)	furnish to Buyer true, correct and complete copies of all records, documentation and other information in its possession as Buyer may reasonably request concerning Seller;

(c)	cause all Contracts to which each Seller Party is a party to be performed to the extent required to be performed as of the Closing Date in full;

(d)	cooperate with Buyer with respect to all filings, permits or consents that Buyer elects to make or obtain or is required by Law or other Persons to make or obtain in connection with the Transactions; and

(e)	provide notice to Buyer as promptly as reasonably practicable upon becoming aware of any event or occurrence capable of causing a material impact on the business of Seller.

Section 6.10 Negative Covenants. Between the Effective Date and the Closing Date or earlier termination of this Agreement in accordance with its terms, and except as otherwise contemplated by this Agreement, including, without limitation in Section 2.06 and Section 2.07, or as Buyer shall otherwise consent in writing in advance, such consent not to be unreasonably withheld, conditioned or delayed, Seller Parties will not, and Seller Parties will cause each of their Representatives not to, directly or indirectly:

(a)	take any action which could be reasonably expected to prevent or materially delay the consummation of the Transactions;

(b)	enter into any new material line of business or commit to any material capital expenditure outside of the Ordinary Course of Business;

(c)	adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such liquidation or a dissolution, merger or consolidation;

(d)	amend any of Organizational Documents of any Seller Party;

(e)	sell, lease or otherwise transfer, or create or incur any lien on the Assets other than in the Ordinary Course of Business;

(f)	create, incur, or assume any indebtedness or trade debt outside of the Ordinary Course of Business;

(g)	change any method of accounting or accounting practice or accounting policy used by such Seller Party, other than such changes required by GAAP or requirements of Law;

(h)	acquire any business or Person, by merger, consolidation, or otherwise, in a single transaction or a series of related transactions;

(i)	terminate, replace, or materially diminish the authority, roles or responsibilities of, any executive level management personnel without cause; or

(j)	agree to take any of the foregoing actions.

Section 6.11 Effect of Knowledge. The right to any remedy based upon any representations, warranties, covenants and obligations set forth in this Agreement shall not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement, with respect to the accuracy or inaccuracy of or compliance with any such representation, warranty, covenant or obligation. The waiver of any condition based upon the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, shall not affect the right to any remedy based upon such representations, warranties, covenants or obligations.

Section 6.12 Further Assurances. Following the Effective Date and following the Closing, or until the earlier termination of this Agreement in accordance with its terms, each of the Parties shall, and shall cause their respective Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the Transactions. In the event that the Closing occurs, the Buyer covenants and agrees that it shall fulfill all obligations pursuant to, or arising in connection with, the Assets, the Assumed Contracts, and the Assigned Intellectual Property arising and accruing from and after the Closing Date; and the Assumed Liabilities.

Section 6.13 Buyer Diligence and Other Expenses.

(a)	Following the Effective Date and until the earlier to occur of the Closing or the termination of this Agreement, the Seller shall immediately reimburse the Buyer for Buyer’s reasonable out of pocket expenses incurred by the Buyer in its due diligence review as set forth in Section 2.11 (including but not limited to: Environmental Reports, Property Inspections, Appraisals, Geotechnical Reports, and ALTA Surveys) and the consummation of the Transactions, subject to the conditions that (i) such expenses shall not be incurred or become reimbursable until after the receipt of the Required Shareholder Approvals; (ii) such reimbursable expenses shall not include the legal fees and costs of the Buyer, which shall be the responsibility of the Buyer (other than as set forth in Section 6.13(b)); (iii) the Committee must provide pre-approval for any expense exceeding $5,000, such consent not to be unreasonably withheld, conditioned or delayed; and (iv) the Buyer will provide monthly updates to the Committee with an itemized breakdown of all reimbursable expenses incurred to such date, including any requested supporting documentation, to ensure transparency and accountability (all such expenses that meet such criteria, the “Buyer Diligence Expenses”). Any costs or expenses not meeting the conditions above shall not be subject to reimbursement hereunder.

(b)	In the event that the Seller terminates this Agreement for any reason other than as set forth in and pursuant to Section 7.01(d), then, upon such termination, in addition to the costs and expenses set forth in Section 6.13(a), (i) notwithstanding the provisions of clause (i) of Section 6.13(a), Seller shall reimburse Buyer for Buyer’s costs and expenses incurred following the Effective Date related to the Transactions, and not only following the receipt of the Required Shareholder Approvals; and (ii) notwithstanding the provisions of clause (ii) of Section 6.13(a), Seller shall reimburse Buyer for Buyer’s reasonable out-of-pocket legal fees and costs related to the Transactions; and provided in each case that the Seller has complied with the requirements of clause (iii) and clause (iv) of Section 6.13(a) with respect to the additional costs and expenses referenced in clause (i) and clause (ii) of this Section 6.13(b).

(c)	Other than as contemplated above and other than as specifically set forth herein, each of the Buyer, on the one hand, and Seller, on the other hand, will be responsible for and bear all of their own costs and expenses incurred at any time in connection with pursuing or consummating the Transactions.

Section 6.14 Bulk Sales; Certain Taxes.

(a)	The Parties hereby waive compliance with the provisions of any bulk sales, bulk transfer, or similar Laws (including any Laws related to Taxes, or requirements relating to bulk sales, bulk transfers, or requiring similar notification, certification or withholding requirements, in respect of a sale or transfer of assets, which laws are applicable to the sale of the Assets, the Business or to any Seller Party) of any jurisdiction that may otherwise be applicable with respect to the sale of any or all of the Assets or the Business to Buyer. Any liabilities arising out of the failure of the parties to comply with the requirements and provisions of any bulk sales, bulk transfer, or similar Laws of any jurisdiction which would not otherwise constitute Assumed Liabilities shall be treated as Excluded Liabilities.

(b)	All sales, use, registration, and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement and the other Transaction Documents, if any (“Transfer Taxes”), shall be borne and paid by Seller when due. Seller shall, at its own expense, timely file any tax return or other document with respect to such Taxes or fees (and Buyer shall cooperate with respect thereto as necessary).

(c)	Seller (on behalf of itself and all other Seller Parties) and Buyer shall each be responsible for its pro rata share of the current year’s real property, personal property, ad valorem, and similar Taxes with respect to the purchased Assets and Business, which shall be prorated on a calendar year basis as of the Closing Date. Seller shall pay to the applicable Governmental Entity directly when due, or to Buyer at least five (5) Business Days prior to when due, any Taxes that are the responsibility of Seller pursuant to this Section 6.14.

Section 6.15 Survival. The representations and warranties of the Parties contained herein automatically expire as of the Closing and shall not survive the Closing, and no claim related thereto may be brought following the Closing. All covenants and agreements of the Parties contained herein, including Section 6.03, shall survive the Closing for a period of five (5) years or for the period specified therein.

Article VII. Termination

Section 7.01 Termination. This Agreement may be terminated and the transactions contemplated herein may be abandoned at any time prior to the Closing as follows:

(a)	By the mutual agreement of the Parties, each in their sole discretion;

(b)	by the Seller or by Buyer if there shall be in effect a final non-appealable order, judgment, injunction or decree entered by or with any Governmental Entity restraining, enjoining or otherwise prohibiting the consummation of the Transactions;

(c)	by Buyer if there shall have been a breach in any material respect of any representation, warranty, covenant or agreement on the part of any Seller Party set forth in this Agreement and such breach has not been cured within ten (10) days after receipt of notice of such breach by the Seller;

(d)	by the Seller if there shall have been a breach in any material respect of any representation, warranty, covenant or agreement on the part of Buyer set forth in this Agreement and such breach has not been cured within ten (10) days after receipt of notice of such breach by Buyer;

(e)	By any Party in the event that the Closing of the transactions contemplated hereunder has not occurred by September 30, 2026, provided however, that the Parties may extend this date by 90-days if the transaction requires for time due to administrative reasons (the “Outside Closing Date”), provided, however, the right to terminate this Agreement under this Section 7.01(e) shall not be available to a Party if the breach or violation by such Party or its Affiliates of any representation, warranty, covenant or obligation under this Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date;

(f)	by written notice by Buyer to the Seller, if there shall have been a Seller Material Adverse Effect following the Effective Date which is uncured for at least twenty (20) Business Days after written notice of such Seller Material Adverse Effect is provided by Buyer to the Seller;

(g)	By Buyer, pursuant to the provisions of Section 2.11; or

(h)	By the Seller, pursuant to the provisions of Section 6.07(b).

Section 7.02 Effect of Termination. In the event of termination of this Agreement pursuant to this Article VII, this Agreement (other than Section 6.03, this Article VII and Article VIII, which shall each survive and shall remain in full force and effect) shall become void and of no further force or effect with no liability on the part of any Party; provided, however, that any such termination shall not relieve any Party from liability for actual damages to the other Parties resulting from a material breach of this Agreement by such Party.

Section 7.03 Default by Buyer. If Buyer fails to perform any of its obligations under this Agreement, the Seller shall be entitled to bring an action for specific performance, damages or a combination of specific performance and damages. No remedy conferred upon Seller is intended to be exclusive of any other remedy provided for in this Agreement, and each remedy provided to the Seller in this Agreement will be cumulative and in addition to every other remedy available to the Seller under this Agreement. No single or partial exercise of any remedy will preclude any other or further exercise thereof.

Section 7.04 Default by Seller. If any Seller Party fails to perform any of its obligations under this Agreement, Buyer shall be entitled to bring an action for specific performance, damages or a combination of specific performance and damages. No remedy conferred upon Buyer is intended to be exclusive of any other remedy provided for in this Agreement, and each remedy provided to Buyer in this Agreement will be cumulative and in addition to every other remedy available to Buyer under this Agreement. No single or partial exercise of any remedy will preclude any other or further exercise thereof.

Article VIII. Miscellaneous

Section 8.01 Notices.

(a)	Any notice or other communications required or permitted hereunder shall be in writing and shall be sufficiently given if personally delivered to it or sent by email, overnight courier or registered mail or certified mail, postage prepaid, addressed as follows:

If to any Seller Party, to:

Zoned Properties, Inc.

Attn: Cole Stevens

8360 E. Raintree Drive, #230

Scottsdale, AZ 85260

Email: cstevens@allaccesscapitalmarkets.com

With a copy, which shall not constitute notice, to:

Anthony, Linder & Cacomanolis, PLLC

Attn: John Cacomanolis

1700 Palm Beach Lakes Blvd., Suite 820

West Palm Beach, FL 33401

Email: JCacomanolis@alclaw.com

if to Buyer, to:

BPB Partners, LLC

Attn: Bryan McLaren

8360 E. Raintree Drive, #230

Scottsdale, AZ 85260

Email:

With a copy, which shall not constitute notice, to:

Weiss Brown PLLC

6262 North Scottsdale Road, Suite 340

Scottsdale, AZ 85250

Attention: Brian J. Schulman, Esq. and R. Jared Jensen, Esq.

Email: brian.schulman@weissbrown.com; jared.jensen@weissbrown.com

(b)	Any Party may change its address for notices hereunder upon notice to each other Party in the manner for giving notices hereunder.

(c)	Any notice hereunder shall be deemed to have been given (i) upon receipt, if personally delivered, (ii) on the day after dispatch, if sent by overnight courier, (iii) upon dispatch, if transmitted by email with return receipt requested and received and (iv) three (3) days after mailing, if sent by registered or certified mail.

Section 8.02 Governing Law. This Agreement, and all matters based upon, arising out of or relating in any way to the Transactions, including, without limitation, tort claims, statutory claims and contract claims, shall be interpreted, construed, governed and enforced under and in accordance with the substantive and procedural Laws of the State of Nevada in each case as in effect from time to time and as the same may be amended from time to time, and as applied to agreements performed wholly within the State of Nevada.

Section 8.03 Jurisdiction. SUBJECT TO THE PROVISIONS OF Section 2.09(d) AND Section 8.05, ANY LEGAL SUIT, ACTION OR PROCEEDING ARISING OUT OF OR BASED UPON THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREIN, AND ANY ACTION FOR ENFORCEMENT OF ANY ARBITRAL AWARD PURSUANT TO Section 8.05 SHALL BE INSTITUTED SOLELY IN THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA OR THE COURTS OF THE STATE OF ARIZONA, IN EACH CASE LOCATED IN MARICOPA COUNTY, ARIZONA, AND EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY SUCH SUIT, ACTION OR PROCEEDING. SERVICE OF PROCESS, SUMMONS, NOTICE OR OTHER DOCUMENT BY MAIL TO SUCH PARTY’S ADDRESS SET FORTH HEREIN SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY SUIT, ACTION OR OTHER PROCEEDING BROUGHT IN ANY SUCH COURT. THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR ANY PROCEEDING IN SUCH COURTS AND IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

Section 8.04 Waiver of Jury Trial. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS, THE PERFORMANCE THEREOF OR THE FINANCINGS CONTEMPLATED THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 8.04. Each of the Parties acknowledge that each has been represented in connection with the signing of the waiver above by independent legal counsel selected by the respective Party and that such Party has discussed the legal consequences and import of this waiver with legal counsel. Each of the Parties further acknowledge that each has read and understands the meaning of such waiver and grants this waiver knowingly, voluntarily, without duress and only after consideration of the consequences of this waiver with legal counsel.

Section 8.05 Arbitration.

(a)	Subject to Section 2.09(d) and Section 8.06, any dispute or claim arising out of or relating to this Agreement or the breach hereof involving only a claim as between the Parties will be settled by arbitration in Scottsdale, Arizona. The arbitration shall be administered by JAMS pursuant to its Comprehensive Arbitration Rules and Procedures and in accordance with the Expedited Procedures in those Rules. The Parties will jointly select an arbitrator to conduct the arbitration. If the Parties are unable to mutually agree upon such an arbitrator within ten Business Days of commencement of efforts to do so, then each Party will select an arbitrator within an additional five Business Days and within five Business Days after their selection, those two arbitrators will select a third arbitrator, which third arbitrator will conduct the arbitration (hereinafter referred to as the “Arbitrator”). The Arbitrator must be an individual experienced in corporate law and the law of mergers and acquisitions, must have experience in dealing with matters relating to software, intellectual property and information technology. The Arbitrator cannot be an individual who ever has been an affiliate of or attorney for any Party or for any of their respective affiliates.

(b)	Any provisional remedy that would be available to the Parties from a court of law will be available from the Arbitrator pending arbitration. Any Party may apply to any court of competent jurisdiction and seek injunctive relief to maintain the status quo until the arbitration award is rendered or the dispute is otherwise resolved.

(c)	The Arbitrator’s award will be made in writing and will make written findings of fact and conclusions of law. The Arbitrator will have no authority to award punitive or other damages not measured by the prevailing Party’s actual damages and may not, in any event, make any ruling, finding, or award that does not conform to the terms and conditions of this Agreement. Judgment on any arbitration award may be entered by the Arbitrator or by any Party in any court having jurisdiction thereof. No Party, nor the Arbitrator, may disclose the existence, content, or results of any arbitration or arbitration award without the prior written consent of all Parties except to the extent necessary to enter and enforce a judgment based upon such an award or as required by applicable law or the rules and regulations of any securities market or securities exchange on which the securities of the Seller are listed or available for trading.

(d)	The award of the Arbitrator will be final, binding and not subject to appeal. Each Party hereby waives the benefit of any applicable Law which would permit it to appeal the decision of the Arbitrator to any court or other authority.

(e)	All fees and expenses of the arbitration will be borne by the Parties equally. However, each Party will bear the expense of its own counsel, experts, witnesses, and preparation and presentation of proofs. Notwithstanding the foregoing, the Arbitrator will be entitled to tax and assess costs against any Party (including the fees of attorneys and arbitrators) to the extent that the Arbitrator determines.

Section 8.06 Specific Performance. The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the Parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at Laws or in equity.

Section 8.07 Limitation on Damages. In no event will any Party be liable to the other Party under or in connection with this Agreement or in connection with the Transactions for special, general, indirect or consequential damages, including damages for lost profits or lost opportunity, even if the Party sought to be held liable has been advised of the possibility of such damages.

Section 8.08 Attorneys’ Fees. In the event that any Party institutes any action or suit to enforce this Agreement or to secure relief from any default hereunder or breach hereof, the prevailing Party shall be reimbursed by the losing Party for all costs, including reasonable attorneys’ fees, incurred in connection therewith and in enforcing or collecting any judgment rendered therein.

Section 8.09 Public Announcements and Filings. Unless required by applicable Laws or regulatory authority, or the rules and regulations of any securities market on which the securities of Seller are listed or available for trading, none of the Parties will issue any report, statement or press release to the general public, trade or trade press, or to any third party (other than its advisors and representatives in connection with Transactions) or file any document, relating to this Agreement and Transactions, except as may be mutually agreed by the Parties. Copies of any such filings, public announcements or disclosures, including any announcements or disclosures mandated by Laws or regulatory authorities, shall be delivered to each Party prior to the release thereof.

Section 8.10 Third-Party Beneficiaries. This Agreement is strictly between the Parties and, except as specifically provided herein, no director, officer, stockholder, member, employee, agent, independent contractor or any other Person shall be deemed to be a third-Party beneficiary of this Agreement.

Section 8.11 Expenses. Except as specifically set forth herein, including in Section 6.13, whether or not the Transactions are consummated, each of the Parties will bear their own respective expenses, including without limitation the fees and expenses of its legal, accounting and financial advisors, incurred in connection with the Transactions.

Section 8.12 Entire Agreement. This Agreement and the other Transaction Documents represent the entire agreement between the Parties relating to the subject matter thereof and supersede all prior agreements, understandings and negotiations, written or oral, with respect to such subject matter. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the greatest extent possible.

Section 8.13 Construction. The table of contents and headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.

Section 8.14 Amendment or Waiver.

(a)	This Agreement may be amended, modified, superseded, terminated or cancelled, and any of the terms, covenants, representations, warranties or conditions hereof may be waived, only by a written instrument executed by both of the Parties, provided that any of the conditions in Article III may be waived by the Party for whose benefit such condition exists.

(b)	Every right and remedy provided herein shall be cumulative with every other right and remedy, whether conferred herein, at law, or in equity, and may be enforced concurrently herewith, and no waiver by any Party of the performance of any obligation by another Party shall be construed as a waiver of the same or any other default then, theretofore, or thereafter occurring or existing.

(c)	Neither any failure or delay in exercising any right or remedy hereunder or in requiring satisfaction of any condition herein nor any course of dealing shall constitute a waiver of or prevent any Party from enforcing any right or remedy or from requiring satisfaction of any condition. No notice to or demand on a Party waives or otherwise affects any obligation of that Party or impairs any right of the Party giving such notice or making such demand, including any right to take any action without notice or demand not otherwise required by this Agreement. No exercise of any right or remedy with respect to a breach of this Agreement shall preclude exercise of any other right or remedy, as appropriate to make the aggrieved Party whole with respect to such breach, or subsequent exercise of any right or remedy with respect to any other breach.

Section 8.15 Commercially Reasonable Efforts. Subject to the terms and conditions herein provided, each Party shall use its commercially reasonable efforts to perform or fulfill all conditions and obligations to be performed or fulfilled by it under this Agreement so that Transactions shall be consummated as soon as practicable. Each Party also agrees that it shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and regulations to consummate and make effective this Agreement and the Transactions.

Section 8.16 Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. Other than as specifically set forth herein, no Party shall have any power or any right to assign or transfer, in whole or in part, this Agreement, or any of its rights or any of its obligations hereunder, including, without limitation, any right to pursue any claim for damages pursuant to this Agreement or the transactions contemplated herein, or to pursue any claim for any breach or default of this Agreement, or any right arising from the purported assignor’s due performance of its obligations hereunder, including by merger, consolidation, operation of law, or otherwise, without the prior written consent of the other Parties and any such purported assignment in contravention of the provisions herein shall be null and void and of no force or effect. Notwithstanding the foregoing, the Parties acknowledge and agree that, prior to the Closing, the Buyer may assign this Agreement to an entity controlled by the same personnel who control the Buyer as off the Effective Date, with the prior written approval of the Company, such approval not to be unreasonably withheld, conditioned or delayed, and in such event the Parties will reasonable cooperate to prepare and execute an amendment to this Agreement, and to make such modifications to the other Transaction Documents, as required to replace the Buyer as named herein and therein with such assignee. Other than as specifically set forth herein, nothing in this Agreement shall confer on any Person other than the Parties, and their respective permitted successors and permitted assigns, any rights, remedies, obligations, or Liabilities under or by reason of this Agreement.

Section 8.17 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which taken together shall be but a single instrument. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Effective Date.

SELLER

Zoned Properties, Inc.

By:	/s/ Bryan McLaren
Name:	Bryan McLaren
Title:	Chief Executive Officer

By:	/s/ Cole Stevens
Name:	Cole Stevens
Title:	Chairman of the Special Transactions Committee of the Board of Directors of Zoned Properties, Inc.

REAL PROPERTY SELLERS

Zoned Arizona Properties, LLC

By: Zoned Properties, Inc., its sole member

By:	/s/ Bryan McLaren
Name:	Bryan McLaren
Title:	Chief Executive Officer

By:	/s/ Cole Stevens
Name:	Cole Stevens
Title:	Chairman of the Special Transactions Committee of the Board of Directors of Zoned Properties, Inc.

(Signatures continued on next page.)

ZP RE AZ Dysart, LLC

By: Zoned Properties, Inc., its sole member

By:	/s/ Bryan McLaren
Name:	Bryan McLaren
Title:	Chief Executive Officer

By:	/s/ Cole Stevens
Name:	Cole Stevens
Title:	Chairman of the Special Transactions Committee of the Board of Directors of Zoned Properties, Inc

ZP RE Holdings, LLC

By: Zoned Properties, Inc., its sole member

By:	/s/ Bryan McLaren
Name:	Bryan McLaren
Title:	Chief Executive Officer

By:	/s/ Cole Stevens
Name:	Cole Stevens
Title:	Chairman of the Special Transactions Committee of the Board of Directors of Zoned Properties, Inc

(Signatures continued on next page.)

BUYER

BPB Partners, LLC

By:	/s/ Bryan McLaren
Name:	Bryan McLaren
Title:	Administrative Member

By:	/s/ Berekk Blackwell
Name:	Berekk Blackwell
Title:	Member

By:	/s/ Patrick Moroney
Name:	Patrick Moroney
Title:	Member